UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
_________________ FORM 8-A _________________
For Registration of Certain Classes of Securities Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act

Sequential Brands Group, Inc. (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware (State or other jurisdiction of incorporation)	86-0449546 (IRS Employer Identification No.)

1065 Avenue of Americas, 30th Floor New York, NY (Address of principal executive offices)	10018 (Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box ☐
Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(b) of the Act:
Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Registered

Common Stock, $0.001 par value	The NASDAQ Stock Market LLC
Securities to be registered pursuant to Section 12(g) of the Act:
None (Title of Class) None (Title of Class)

Item 1. Description of Registrant’s Securities to be Registered

The following summary of the terms of our capital stock may not contain all of the information that is important to you and is qualified in its entirety by reference to our amended and restated certificate of incorporation, the certificate of amendment to our certificate of incorporation, our amended and restated bylaws and the provisions of applicable law. Our amended and restated certificate of incorporation, the certificate of amendment to our certificate of incorporation and our amended and restated bylaws are attached hereto as exhibits 3.1, 3.3 and 3.4 respectively and are incorporated herein by reference.

Authorized Common Stock

We have the authority to issue a total of 150,000,000 shares of common stock, par value $0.001.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which we may designate and issue in the future.

Dividend Rights.  Subject to the rights of holders of preferred stock of any series that may be issued from time to time, and as otherwise provided by our amended and restated certificate of incorporation, holders of common stock shall be entitled to receive such dividends and other distributions in cash as may be declared by our Board of Directors (the “Board”) from time to time out of our assets or funds legally available for dividends and other distributions, and shall share equally on a per share basis in all such dividends and other distributions.

Liquidation Rights.  In the event of any liquidation, dissolution or winding up, the holders of our common stock will be entitled to share in our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding class of our preferred stock.

Preemptive Rights.  Pursuant to our amended and restated certificate of incorporation, the holders of our common stock have no preemptive rights.

Conversion Rights.  Shares of our common stock are not convertible.

Voting Rights.  Subject to Delaware law and the rights of the holders of any series of our preferred stock, each outstanding share of our common stock is entitled to one vote on each matter submitted to a vote submitted to a vote at a meeting of stockholders.

Board of Directors. Holders of our common stock do not have cumulative voting rights with respect to the election of directors. At any meeting to elect directors by holders of our common stock, the presence, in person or by proxy, of the holders of a majority of the voting power of shares of capital stock then outstanding shall constitute a quorum for such election. Directors shall be elected by a plurality of the votes of the shares present and entitled to vote on the election of directors, except for directors whom the holders of preferred stock have the right to elect, if any.

Preferred Stock

As of the date hereof, no shares of preferred stock are outstanding. Pursuant to our amended and restated certificate of incorporation, our Board has the authority, without further action by our stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series. Our Board may fix the rights, preferences and privileges of the shares of preferred stock and any qualifications, limitations or restrictions thereon.

Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Certain Anti-Takeover Effects

Provisions of Delaware Law.  We are a Delaware corporation. Section 203 of the Delaware General Corporate Law (“DGCL”) applies to us. It is an anti-takeover statute that is designed to protect stockholders against coercive, unfair or inadequate tender offers and other abusive tactics and to encourage any person contemplating a business combination with us to negotiate with the Board for the fair and equitable treatment of all stockholders.

Under Section 203 of the DGCL, no Delaware corporation shall engage in a “business combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder. “Business combination” includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to the interested stockholder. “Interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. This prohibition does not apply if:

•	prior to the time that the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction resulting in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction resulting in the stockholder’s becoming an interested stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation, excluding voting stock owned by directors who are also officers and by certain employee stock plans; or

•	at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that the interested stockholder does not own.

A Delaware corporation may elect not to be governed by these restrictions. We have not opted out of Section 203.

Advance Notice Procedures.  Our bylaws establish an advance notice procedure for stockholder nominations of persons for election to the Board. Stockholders at an annual meeting will only be able to consider nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record at the relevant time, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Special Meetings of Stockholders.  Our bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called only by the chairperson of the Board, the president, the secretary or a majority of the Board and shall be called by the chairperson of the Board, the president, secretary or a majority of the Board upon the written demand of the holders of not less than 80% of all the votes entitled to be cast on any issue proposed to be considered at the meeting.

Authorized but Unissued Shares.  Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to the rules and regulations of The NASDAQ Stock Market LLC or any applicable exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Item 2. Exhibits

Exhibit No.	Document

3.1	Amended and Restated Certificate of Incorporation of Sequential Brands Group, Inc. (incorporated by reference to Exhibit 3.1 to our current report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2008).

3.2	Certificate of Ownership and Merger merging Sequential Brands Group, Inc. with and into People’s Liberation, Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K (dated March 23, 2012) filed with the Securities and Exchange Commission on March 29, 2012).

3.3	Certificate of Amendment to the Certificate of Incorporation of Sequential Brands Group, Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K (dated September 11, 2012) filed with the Securities and Exchange Commission on September 13, 2012).

3.4	Amended and Restated Bylaws of Sequential Brands Group, Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2013).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SEQUENTIAL BRANDS GROUP, INC.
(Registrant)

Dated: September 23, 2013	By:	/s/ Gary Klein
	Name:	Gary Klein
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

3.1	Amended and Restated Certificate of Incorporation of Sequential Brands Group, Inc. (incorporated by reference to Exhibit 3.1 to our current report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2008).

3.2	Certificate of Ownership and Merger merging Sequential Brands Group, Inc. with and into People’s Liberation, Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K (dated March 23, 2012) filed with the Securities and Exchange Commission on March 29, 2012).

3.3	Certificate of Amendment to the Certificate of Incorporation of Sequential Brands Group, Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K (dated September 11, 2012) filed with the Securities and Exchange Commission on September 13, 2012).

3.4	Amended and Restated Bylaws of Sequential Brands Group, Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2013).